Exhibit 99.1

Press Release

Eltek Reports Fourth Quarter and Full Year 2014
Financial Results

PETACH-TIKVA, Israel, April 2, 2015 (NASDAQ:ELTK) - Eltek Ltd. (NASDAQ:ELTK - News), the leading Israeli manufacturer of advanced circuitry solutions, including complex build ups of rigid and flex-rigid printed circuit boards, announced today its financial results for the full year ended December 31, 2014.

Full year of 2014:

Revenues for the full year ended December 31, 2014 were $46.6 million compared to revenues of $50.2 million recorded in 2013.

Gross profit for the full year of 2014 was $6 million (12.9% of revenues) compared to gross profit of $8 million (15.9% of revenues) in 2013.

Operating loss for the full year of 2014 was $903,000 compared to operating profit of $1.3 million in 2013.

During 2014, the Company recorded a decrease in deferred tax assets of $1.5 million due to changes in market conditions and increased uncertainty about the Company’s ability to utilize these tax assets in the foreseeable future. In addition, the Company recorded one-time expenses in the amount of $680,000 associated with management downsizing, and a goodwill impairment charge associated with our German subsidiary, Kubatronik. Total one-time expenses recorded in 2014 was $2.2 million.

Net loss for the full year of 2014 was $2.7 million or $0.26 per fully diluted share, compared to net profit of $3.8 million or $0.53 per fully diluted share in 2013.

Before the one-time expenses recorded in 2014 and before the $3 million tax asset recognition in 2013, net loss for the full year of 2014 (on a non-GAAP basis) was $457,000 or $0.05 per fully diluted share, compared to net profit of $848,000, or $0.09 per fully diluted share in the full year of 2013 (on a non-GAAP basis).

See reconciliation table.

Fourth Quarter 2014:

Revenues for the quarter ended December 31, 2014 were $10.6 million compared with revenues of $12.7 million recorded in the fourth quarter of 2013.

Gross profit for the fourth quarter of 2014 was $1.3 million (12.5% of revenues) compared with gross profit of $1.8 million (14% of revenues) in the fourth quarter of 2013.

Operating loss for the fourth quarter of 2014 was $270,000 compared to operating loss of $185,000 in the fourth quarter of 2013.

Net loss for the fourth quarter of 2014 was $1.8 million, or $0.18 per fully diluted share, compared to net profit of $2.8 million or $0.39 per fully diluted share in the fourth quarter of 2013.

Before one-time expenses recorded in the fourth quarter of 2014 and before the tax asset recognition in the fourth quarter of 2013, net loss for the fourth quarter of 2014 (on a non-GAAP basis) was $172,000 or $0.02 per fully diluted share, compared to a net loss $271,000 or $0.04 per fully diluted share in the fourth quarter of 2013.

See reconciliation table.

EBITDA:

For the full year of 2014, Eltek had EBITDA of $1.2 million compared with EBITDA of $3 million in 2013.

In the fourth quarter of 2014, Eltek had EBITDA of $250,000 compared with EBITDA of $321,000 in the fourth quarter of 2013.

Management Comments:

Mr. Yitzhak Nissan, Chairman of the Board and Chief Executive Officer, commented: “Eltek’s revenues in 2014 suffered mostly due to a decline in sales to the defense sector and reduced global demand for printed circuit boards of the type we manufacture. We have also faced increased price-competition in our marketplace.

"We have adopted efficiency measures, which significantly reduced our operating costs. The savings were partially reflected in 2014 and are expected to positively impact our results in 2015. In addition, new equipment that we recently purchased is expected to allow us to enhance our solution offerings," Mr. Nissan concluded.

About Eltek

Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit

Eltek's web site at www.nisteceltek.com.

Use of EBITDA

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Year ended
	Decmber 31,		Decmber 31,
	2014	2013	2014	2013

Revenues	10,601	12,673	46,626	50,235
Costs of revenues	(9,274)	(10,904)	(40,604)	(42,242)

Gross profit	1,328	1,769	6,021	7,993

Selling, general and administrative expenses	(1,526)	(1,954)	(6,773)	(6,722)

Impairment loss on goodwill	0	0	(80)	0

R&D Expenses	(72)	0	(72)	0
Operating profit (loss)	(270)	(185)	(903)	1,271

Financial income (expenses), net	(54)	(95)	(356)	(439)

Profit (loss) before other income, net	(324)	(280)	(1,259)	832

Other income, net	6	(22)	38	(26)

Profit (loss) before income tax expenses	(318)	(302)	(1,221)	806

Income tax (expenses), net	(1,579)	3,045	(1,634)	2,975

Net Profit (loss)	(1,897)	2,743	(2,855)	3,781

Net profit (loss) attributable to non controlling interest	(76)	(30)	(190)	(42)

Net Profit (loss) attributable to Eltek Ltd.	(1,821)	2,774	(2,665)	3,823
Earnings per share

Basic and diluted net gain (loss) per ordinary share	(0.18)	0.39	(0.26)	0.43

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	10,143	7,199	10,143	8,965

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	Decmber 31,
	2014	2013
Assets

Current assets
Cash and cash equivalents	1,129	2,514
Receivables: Trade, net of provision for doubtful accounts	8,227	9,127
Other	657	452
Inventories	4,670	6,109
Prepaid expenses	200	153

Total current assets	14,883	18,355

Deferred taxes	1,056	2,863

Assets held for employees' severance benefits	49	53

Fixed assets, less accumulated depreciation	10,070	10,108

Intangible asset	208	0

Goodwill	0	75

Total assets	26,266	31,454
Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	2,722	1,818
Accounts payable: Trade	7,077	9,229
Other	5,156	5,311

Total current liabilities	14,955	16,358

Long-term liabilities
Long term debt, excluding current maturities	1,838	1,412
Employee severance benefits	249	337

Total long-term liabilities	2,087	1,749

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 10,142,762 in 2013 and 10,142,762 in 2014	1,985	1,985
Additional paid-in capital	17,270	17,270
Cumulative foreign currency translation adjustments	1,907	3,186
Capital reserve	695	695
Accumulated deficit	(12,550)	(9,885)
Shareholders' equity	9,307	13,251
Non controlling interest	(83)	96
Total equity	9,224	13,347
Total liabilities and shareholders' equity	26,266	31,454

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended		Year ended
	Decmber 31,		Decmber 31,
	2014	2013	2014	2013

GAAP net Income (loss)	(1,821)	2,774	(2,665)	3,823
Add back items:

Financial expenses, net	54	95	356	439
Income tax expense (benefit)	1,579	(3,045)	1,634	(2,975)
Depreciation and amortization	438	498	1,894	1,739
Adjusted EBITDA	250	321	1,219	3,026

Eltek Ltd.
Unaudited Non-GAAP Reconciliations
(In thousands US$)

	Three months ended		Year ended
	Decmber 31,		Decmber 31,
	2014	2013	2014	2013

GAAP net Income (loss)	(1,821)	2,774	(2,665)	3,823
Add back items:

Goodwill impairment charge	0	0	80	0
Decrease (increase) in deferred tax assets	1,528	(3,045)	1,528	(2,975)
management downsizing	121	0	600	0

Net Profit (loss) before change in deferred tax assets, management downsizing and an impairment of goodwill (non-GAAP)	(172)	(271)	(457)	848